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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                SCHEDULE 14D-9/A
                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

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                             KOLLMORGEN CORPORATION
                            (Name of Subject Company)

                         ------------------------------

                             KOLLMORGEN CORPORATION
                      (Name of Person(s) Filing Statement)

                         -------------------------------

                     Common Stock, Par Value $2.50 Per Share
                         (Title of Class of Securities)

                         -------------------------------

                                    500440102
                      (CUSIP Number of Class of Securities)

                         ------------------------------

                                   James Eder
                  Vice President, General Counsel and Secretary
                             Kollmorgen Corporation
                                1601 Trapelo Road
                          Waltham, Massachusetts 02451
                                 (781) 890-5655
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

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                                    Copy to:
                              CREIGHTON O'M. CONDON
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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         This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 12, 2000 (the "Schedule 14D-9") by Kollmorgen Corporation, a New York corporation (the "Company"), relating to the Offer by Danaher Corporation, a Delaware corporation ("Danaher"), and King DC Acquisition Corp., a New York corporation ("Purchaser") and a wholly owned subsidiary of Danaher, to purchase all of the issued and outstanding shares of common stock, par value $2.50 per share, of the Company (the "Common Stock"), including the related rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares").

         Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

ITEM 4.  The Solicitation or Recommendation.

         Item 4 of the Schedule 14D-9 is hereby amended so that paragraph 4 under "Reasons for the Board's Recommendation" is supplemented with the following:

         "The Board concluded that while the Board believes the Company's future prospects to be strong, the $23 offer price was a more attractive alternative for the Company than continuing to pursue the Company's business as an independent entity."

         Item 4 of the Schedule 14D-9 is hereby amended so that paragraph 12 under "Reasons for the Board's Recommendation" is supplemented with the following:

         "The Board was informed of and understood the terms of the consulting agreement between Danaher and Gideon Argov, as well as Danaher's communication of its intent to enter into consulting agreements with certain other executives of the Company following consummation of the Merger, and took it under advisement when considering the Offer and the Merger."

ITEM 8.  Additional Information.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

         The waiting period applicable to the purchase of the Shares pursuant to the Offer following notification to the Federal Cartel Office under German competition law was terminated by the Federal Cartel on May 29, 2000.

         The waiting period applicable to the purchase of the Shares pursuant to the Offer under the HSR Act expired on May 30, 2000.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2000

                                          KOLLMORGEN CORPORATION



                                          By:    /s/ James A. Eder
                                            ------------------------------------
                                          Name:  James A. Eder
                                          Title: Vice President, General Counsel
                                                 and Secretary